Exhibit 99.1

further

ANNUAL REPORT SUMMARY 2007

TALISMAN ENERGY

               2007 ANNUAL REPORT SUMMARY

CONTENTS

1	2007 Highlights
2	Chairman’s Message
3	President’s Message
5	Our Company
10	North America
12	North Sea
14	Southeast Asia
16	Other International Areas
18	Corporate Governance
20	Corporate Responsibility
22	Financial Statements
25	Additional Information
30	Market Information
31	Investor Information
32	Corporate Information
33	Advisories
36	Abbreviations and Definitions

Established as an independent company in 1992, Talisman has grown production from 50,000 boe/d in 1992 to 452,000 boe/d in 2007. The Company’s three core areas are North America, the North Sea and Southeast Asia. Talisman has a goal of 5-10% annual production growth, which it expects to achieve from existing and planned projects through the medium term.

Longer term, the Company believes the diversity of its asset base will provide significant growth opportunities. In North America, Talisman is a leading deep gas explorer and has significant unconventional natural gas potential. In the North Sea, the Company operates more than 40 oilfields and has extensive exploration acreage in Norway. In Southeast Asia, Talisman has substantial long-life natural gas reserves and highly prospective exploration acreage.

Talisman is committed to conducting its business safely, in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and is also included in the Dow Jones Sustainability (North America) Index. Talisman is the first Canadian company to join the Voluntary Principles on Security and Human Rights Plenary Group.

Talisman is listed on both the Toronto Stock Exchange and New York Stock Exchange under the symbol TLM. Talisman is also part of the S&P/TSX 60 index. At year end, the Company’s enterprise value (market value of common shares plus book value of debt) was over $20 billion, with 1,019 million shares outstanding.

Readers are referred to the advisories, definitions and abbreviations at the back of this Annual Report Summary. Talisman Energy Inc.’s subsidiaries conduct business in various parts of the world. For ease of reference, the terms ‘Talisman’ and ‘Company’ are used in this Annual Report Summary to refer collectively to Talisman Energy Inc., its direct and indirect subsidiaries and partnership interests held by Talisman Energy Inc. and its subsidiaries, unless indicated otherwise. References to production, reserves, acreage and drilling are gross (before royalty) numbers, unless otherwise indicated.

This Annual Report Summary is dated March 7, 2008.

Talisman encourages its stakeholders to read the Company’s 2007 Annual Financial Report, which contains Management’s Discussion and Analysis, audited Consolidated Financial Statements and Notes and Supplementary Information, as well as its 2007 Corporate Responsibility Report. These documents can be obtained from the Company or viewed online at www.talisman-energy.com.

2007 ANNUAL REPORT SUMMARY     1

  2007 Highlights

•	Appointment of John Manzoni as President and Chief Executive Officer;

•	Record net income of $2.1 billion; cash flow of $4.3 billion;

•	28,000 boe/d non-core asset sales;

•	$951 million in share repurchases;

•	Production of 452,000 boe/d;

•	Success in Outer Foothills in North America, Cayley discovery in UK North Sea; and Hai Su Den discovery in Vietnam.

Highlights

(millions of C$ unless otherwise stated)	2007	2006	2005

Cash flow [1]	4,327	4,748	4,672
Net income	2,078	2,005	1,561
Earnings from continuing operations [1]	978	1,501	1,489
Per common share
Cash flow ($) [1]	4.19	4.35	4.23
Net income ($)	2.01	1.84	1.41
Earnings from continuing operations ($) [1]	0.95	1.37	1.35
Oil production (mbbls/d) [2]	241	262	250
Gas production (mmcf/d) [2]	1,265	1,342	1,319
Total production (mboe/d) [2,4]	452	485	470
Total net production (mboe/d) [3,4]	373	402	390

All data, except earnings from continuing operations, includes results of continuing and discontinued operations.

[1]	Non-GAAP measure. See advisories on page 33.
[2]	Production numbers are before royalties unless otherwise indicated.
[3]	Net production (after royalties).
[4]	Six mcf of natural gas equals one boe.

     PRODUCTION PER SHARE

        boe/share

     CASH FLOW PER SHARE 1

        C$/share

       1   Non-GAAP measure. See advisories on page 33.

     NET INCOME

        millions C$

Readers are referred to Talisman’s 2007 Annual Financial Report, which contains Management’s Discussion and Analysis, audited Consolidated Financial Statements and Notes, and Supplementary Information. The Annual Financial Report can be obtained from the Company or viewed online at www.talisman-energy.com.

2     2007 ANNUAL REPORT SUMMARY

  Chairman’s Message

As Chairman of Talisman, I’d like to take the opportunity to thank Dr. Jim Buckee for his service as President and Chief Executive Officer of the Company since its inception in December 1992. Under Jim’s leadership, Talisman became one of Canada’s largest and most successful oil and gas companies, one which is truly international in scope. Over this period of time, Talisman’s stock price increased by 18%, compounded annually.

On a personal note, I’ve enjoyed working with Jim in the seven years I’ve been on the Board. His intelligence, impressive technical knowledge and passion for Talisman and the oil business will be missed. He held strong convictions on a number of topics, including oil prices, but he was always open for a good debate, often at the peril of those who had fewer facts at their fingertips.

When he approached the Board about retirement, we realized that Jim would not be easy to replace. We needed someone not only familiar with all aspects of the global E&P business, but also someone who could develop the strategic vision for Talisman to take the Company to the next level. After a comprehensive worldwide search, we are confident John Manzoni is that person.

John brings intellect, international experience and a passion for the business to the role. He has almost 25 years of experience working in all facets of the industry with one of the world’s largest integrated oil and gas companies. Importantly, John brings the conviction that this is a great Company with a great future. On behalf of the Board, we look forward to working with him to deliver another 15 years of success for Talisman.

Doug Baldwin
March 7, 2008

2007 ANNUAL REPORT SUMMARY     3

  President’s Message

It is a pleasure to be writing my first letter to shareholders as President and Chief Executive Officer of Talisman. I will start by echoing Doug Baldwin’s comments in thanking Jim Buckee. It was Jim’s vision that transformed Talisman into a global independent E&P company, with a talented and enthusiastic workforce and a portfolio of high quality assets. I have spent time in my first six months visiting our operating areas around the world and it is the quality of our employees in all these locations and the assets assembled under his leadership, which gives me confidence for the future of your Company.

2007 was a very active year, with capital spending of $4.4 billion, almost equalling the record set a year earlier. In the UK North Sea, we completed and brought onstream the Tweedsmuir Phase 1, Enoch, Blane, Duart and Wood projects. Over the year-end and into early 2008, we have been commissioning Tweedsmuir Phase 2 in the North Sea. In North America, we drilled several very successful wells in both the Inner and Outer Foothills, confirming our optimism for these areas. In Southeast Asia, we completed a major natural gas plant expansion in Indonesia and began flowing gas down the newly commissioned pipeline to West Java. We expect these volumes to grow into the future. The Company completed the sale of an additional 28,000 boe/d of non-core assets during the year. We also made very exciting exploration discoveries at Cayley in the UK and at Hai Su Den, offshore Vietnam. You will hear more about both these discoveries in the future.

In many respects, 2007 was a year of contrasts. Falling North American natural gas prices, the strong Canadian dollar and some project delays to some extent offset the benefits of record high oil prices. In Alberta, the government has proposed royalty changes, which negatively impacted our plans to drill higher risk, deep, expensive Foothills gas wells. It was also a year of transition to a new CEO, which brings change for our employees.

Net income was a record $2.1 billion, reflecting the gains on asset sales, although net income from continuing operations (which excludes assets sold through the year) was down, reflecting increased depreciation, depletion and amortization (DD&A) and dry hole costs. Cash flow from our continuing operations was unchanged from 2006, at $4.2 billion. Our production in 2007 was 452,000 boe/d, 7% below 2006, reflecting our asset disposition program, and was lower than our expectations at the start of the year. The shortfall was due to reductions in North American capital spending during the year and project delays in the UK North Sea, including Tweedsmuir, which we expected would be flowing at full capacity before year-end. We have taken a number of steps to underpin our future expectations, including strengthening our project processes in light of a difficult external market.

Again in 2007, we replaced more than 100% of our production with proved reserves, maintaining our long track record. Our new discoveries in Vietnam and the North Sea give us confidence that we can continue this track record into the future.

Looking ahead, I have established three priorities for our focus during the current year.

Safety and operations are my first priority. Talisman has a good safety record and safety processes, as I’ve seen first hand in my visits to our operations. But there are risks involved in oil and gas operations and we strive to continuously reduce these risks and improve the safety of our operations. During 2008, we will improve and standardize our safety and environmental reporting and have initiated a global review of our process safety systems. Once the review is complete, we will establish a program to fill any gaps we find.

My second priority relates to improving our delivery processes to meet our short-term targets. We have a large project load across our business, especially in our North Sea operations. While we have brought many projects onstream during 2007, we continue to rely on new project development as we build the business and we have a number of active projects, which will be completed over the next few years. We have taken steps to build up our internal engineering capability and I am confident that we will underpin and improve our track record of delivery into the future.

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There is a lot to look forward to in 2008

Third, we have initiated a strategic review to define the longer term growth potential for Talisman. Our existing skill base and our diverse, global portfolio offer exciting potential for the future. We are already identifying opportunities for investment in the longer term, which will allow us to build on our growth projections beyond 2011. This review involves all of our teams around the world and represents an important priority for the first half of 2008.

We are projecting continued production growth in 2008 from the comparable 2007 number, with an overall investment level around $4.4 billion. We are increasing investment by around one-third in each of Southeast Asia and Norway. These expenditures reflect new development projects in Malaysia, Vietnam and Norway, as well as exploration drilling in Norway and Vietnam and appraisal activity around our recent basement discovery in Vietnam. In the UK, expenditures will decrease slightly this year, having completed a number of projects in 2007. Our activity levels in the North Sea remain high as we appraise our Cayley discovery, bring on the Rev and Yme fields and continue engineering on several more projects for completion over the next few years. In North America, we have slowed our rate of spending as we watch the direction of natural gas prices during the year and redirect capital as a result of royalty changes in Alberta. We are drilling some very important wells during 2008 to determine how best to develop our unconventional resource plays, including the Bakken and Montney areas. We are also building on our 2007 success in the Outer Foothills area to establish a long-term program of development.

Our employees have, as always, given their best to the Company throughout the year. I am very grateful to them for their dedication and hard work, in particular during a year of transition.

There is a great deal to look forward to in 2008 as we appraise our recent exploration discoveries and bring on a suite of new projects. We will also complete our work to clarify the longer term investment opportunities for the Company and set in place actions to deliver them. I am excited about the outcome of this work and am looking forward to working with the management team to help deliver the next phase of growth for Talisman.

John A. Manzoni
March 7, 2008

Nigel Hares, Executive Vice-President, International Operations (West); Philip Dolan, Vice-President, Finance and Chief Financial Officer; Robert Redgate, Executive Vice-President, Corporate Services; Ronald Eckhardt, Executive Vice-President, North American Operations; John Manzoni, President and Chief Executive Officer; Jacqueline Sheppard, Executive Vice-President, Corporate and Legal and Corporate Secretary; Paul Blakeley, Executive Vice-President, International Operations (East); John ‘t Hart, Executive Vice-President, Exploration.

2007 ANNUAL REPORT SUMMARY     5

  Our Company

Based in Calgary, Alberta, Canada, Talisman is an international upstream oil and gas company, with 95% of its production in three core areas: North America, the North Sea and Southeast Asia. The year 2007 marked 15 years of growth and value creation for Talisman and we believe there is further to go.

The Early Years: 1992-1997

Initially established in the 1950s as a subsidiary of a super major, the Company was a pioneer in drilling deep exploration wells in the Foothills of the Canadian Rockies.

In 1992, shareholders approved the creation of a widely held, independent company. The name, Talisman Energy Inc., was chosen through an employee contest. The rationale for the name was that, with a bit of luck and a lot of hard work, we could achieve something magical. That belief continues today.

At the end of 1992, Talisman had an enterprise value of $500 million and was producing 50,000 boe/d. By 2007, our enterprise value was more than $20 billion and production was 452,000 boe/d.

Our initial success came from high deliverability wells in the Monkman area of the BC Foothills. This expertise in deep, technically challenging Foothills gas plays has remained a Talisman strength. Monkman is still a core natural gas producing area for Talisman. In fact, we have expanded the play, drilling deeper targets and in total, the area has produced over 2 tcf of gas. We have taken our experience from the BC Foothills to the Alberta Foothills, establishing another major gas producing region for the Company.

Early in our history, we recognized there were limits to economic growth in Western Canada. At a time of relatively low oil and natural gas prices, oil sands and non-conventional gas were less viable options. However, the majority of our senior technical people had international experience and the decision was made to take our exploration and operating skills and apply them in less mature basins around the world.

A major step was taken in 1994 with the acquisition of non-operated interests in the North Sea, Indonesia and Algeria. In 1996, we acquired operatorship of the Beatrice, Buchan and Clyde fields in the North Sea. Also during the mid-1990s, Talisman made sizable exploration discoveries in Algeria and Indonesia, establishing these as new operating areas.

Building on the Base: 1997-2001

In 1997, reflecting an expanding shareholder base, Talisman listed on the New York Stock Exchange. Currently, approximately 40% of our shareholders reside in the US.

In the late 1990s, Talisman was on its way to becoming the leading independent operator in the UK North Sea. The Company saw significant growth in its UK production with the acquisition of assets in the Flotta Catchment Area and the startup of the Ross field. We now operate over 40 oil and gas fields in the North Sea and are expanding our operations in Norway.

6     2007 ANNUAL REPORT SUMMARY

This period also saw the startup of the Corridor field in Indonesia and subsequent expansion of the pipeline system to Singapore. Talisman holds a 36% interest in this 6.4 tcf, long-life natural gas project. A decade later, major gas development wells are still being drilled, the pipeline system has been extended to West Java and we are seeking new contracts for additional volumes.

In 2000, we entered the midstream business in Western Canada, looking to secure a cost effective, timely way to transport our gas production in the Foothills. Seven years later we are one of the largest midstream operators in Canada, transporting more than 600 mmcf/d of natural gas on behalf of Talisman and third parties.

In 2001, we acquired a 41% interest and operatorship in the offshore Block PM-3 CAA (commercial arrangement area), straddling Malaysia and Vietnam. Talisman operates the $1.3 billion field development, the largest energy investment by a Canadian company in Southeast Asia. The block is currently producing over 64,000 boe/d gross and a major development of the Northern Fields in PM-3 CAA is underway.

Although sold in 2003, the Company acquired a joint-operated interest in an oilfield development in Sudan in 1998. Going into the country, Talisman made clear its commitment to conduct business in a transparent and socially responsible fashion. In 2001, the Company issued its first Corporate Responsibility Report formally demonstrating our long-standing commitment to ethically, socially and environmentally responsible operations.

The Next Wave of Development: 2002-2007

In the past five years, we have taken our expertise further and opened up new opportunities. In North America, we acquired a foothold in Appalachia and rapidly became the largest natural gas producer in New York state. In Canada, we are building a new core area in the Outer Foothills region of Alberta.

In the North Sea, Talisman continued to acquire assets where there was potential for development upside. We expanded into Norway, acquiring the Varg and Gyda fields, and became the third largest acreage holder in the country. The Company also made a significant discovery at Tweedsmuir, which was tied back to the Piper B platform, and has recently made an exploration discovery at Cayley.

Southeast Asia has become our fastest growing core area, with first production from PM-3 CAA and growing volumes at Corridor. In addition, the Company acquired a very prospective exploration block off the coast of Vietnam. Talisman recently announced three successful exploration and appraisal wells in Vietnam and has an active drilling program planned for 2008. In addition, we were awarded two deepwater blocks offshore in Indonesia with drilling set to begin in 2009.

Our Performance in 2007

2007 was largely defined by ongoing asset sales, which had a significant impact on Talisman’s headline production, cash flow and earnings numbers. Over the past two years, we have sold 57,000 boe/d of non-core assets (producing approximately 28,000 boe/d in 2007), using the proceeds to repurchase approximately $1.6 billion in shares.

Production averaged 452,000 boe/d in 2007, down 7% from a year earlier. Production volumes were down primarily due to asset sales, while production from continuing operations was down slightly, reflecting a number of project delays.

2007 ANNUAL REPORT SUMMARY     7

Cash flow for the year was $4.3 billion, down 9% from 2006 and cash flow per share was down 4%, reflecting the repurchase of 46 million shares in 2007. Excluding cash generated by discontinued operations, cash flow was unchanged at $4.2 billion.

Although oil prices have made recent news, hitting record highs, they were offset by the stronger Canadian dollar, lower natural gas prices and higher operating costs. As a result, Talisman’s netbacks fell by 1% last year.

Net income was a record $2.1 billion in 2007, which includes the effect of gains on assets sold. Net income from continuing operations came in slightly over $1 billion, down from 2006 as a result of higher DD&A charges and dry hole costs. These higher non-cash charges were partly offset by lower future taxes, with corporate tax rate reductions in Canada.

Exploration and development spending totaled $4.4 billion in 2007, down slightly from 2006. Spending in North America was down 23%, with volatility in natural gas prices, whereas spending increased in both Norway (up 85%) and Southeast Asia (up 55%), reflecting ongoing project developments and exploration opportunities.

Talisman continued its long track record of replacing over 100% of production with proved reserves, excluding net acquisitions and dispositions. Total proved reserves were relatively unchanged at 1.7 billion boe as asset sales offset additions.

Looking to the Future

Looking to the future, we have begun a review of long-term investment opportunities for the Company to secure growth beyond 2011. We are reviewing the potential in each of our core operating areas.

In our North American operations, we want to continue building on our recent success in the Outer Foothills. We believe this area, in which we have built up substantial acreage over the last several years, offers potential for the longer term. In addition, during 2008 we will test the prospectivity of our licence holdings in the western US, since we believe we can extend our Canadian Foothills expertise into this area. As well, we are undertaking a series of pilot schemes in our Bakken, Montney, Appalachia and Quebec areas, to establish how best to take strategic steps toward development.

In the UK North Sea, the next few years will be about delivering the various projects, which will assure growth in this part of our operations through 2011. The UK North Sea has been a major source of growth for the Company over the last decade. Over the last few years, we have acquired a significant number of assets in this basin and are currently in the process of developing and extending the life of those assets. Our review is identifying several investment opportunities in the UK North Sea, which will maintain its role as a core part of our portfolio into the future.

In Norway, we have built a well balanced position with existing production, two development projects coming onstream in 2008 and 2009 and a large portfolio of acreage on which we have initiated a multi-year exploration program. We intend to continue to build this business and are optimistic about our exploration program into the future.

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Commitment to Corporate Responsibility

In Southeast Asia, we plan to continue to build our business. We have a program of appraisal and exploration in Vietnam following the recent Hai Su Den discovery and will be looking for more opportunities to build our business there. In Indonesia, we have a non-operated position with current production and a long-term exploration program in which we are operator. We are working to create opportunities to invest in both existing and future production.

In addition to these three core areas, we are looking at investment opportunities in North Africa and South America to build on our existing activities in those regions. Both regions have the potential to become new core areas for Talisman over time.

Our Values

Our values describe who we are and how we work at Talisman. They state what we believe in and what we stand for. Our six core values are:

Passion for the work we do. When we feel passionate about what we do and the company we work for, we are motivated to contribute fully, moving us from good to great.

A bias for results. Ultimately, we are in business for our shareholders and our bias is to do things quickly and efficiently, creating real value.

Respect. This includes respect for all of our stakeholders in every area we operate, consideration for our colleagues, our property and the environment, as well as ensuring the safety of our workforce.

Excellence. Excellence is about demonstrating the achievement of timely and outstanding results. A commitment to continuous performance improvement is required to maintain excellence.

Teamwork. By working effectively as a team, we can deliver results far beyond our individual capabilities.

Honest communication. Honesty, both internally and externally, builds trust, without which we cannot succeed.

Corporate Responsibility

Oil and gas represents more than 60% of the world’s energy supply and this is expected to continue for at least a decade. As an industry, we need to supply this energy in a safe and responsible manner.

Safety is our number one priority. At Talisman, we strive to create a working environment where accidents do not occur, and employees, contractors and the public are not exposed to health and safety hazards.

The Company actively translates its commitment to Corporate Responsibility into action throughout its global interests. This is not only the right thing to do, it also creates long-term value for our shareholders. Corporate Responsibility is a way of doing business that helps us manage risks, maintain our social license to operate and recruit and retain employees. Talisman’s efforts in the field of Corporate Responsibility continue to be recognized and the Company is listed on the Jantzi Social Index and the Dow Jones Sustainability (North America) Index. In early 2008, Talisman

2007 ANNUAL REPORT SUMMARY     9

became the first Canadian company to join the Voluntary Principles on Security and Human Rights Plenary Group. The principles were developed by the US and UK governments, select resource companies and various civil society groups as an international framework for the provision of security.

Talisman recognizes public concern regarding greenhouse gases and global warming. As a Company, we are committed to environmental stewardship. The first step towards setting achievable carbon dioxide (CO2) reduction targets is timely and accurate reporting of emissions. Talisman has been named a Carbon Disclosure Leader by the Conference Board of Canada for its progressive reporting.

This year, our Annual Report Summary includes a discussion of how good corporate governance and a commitment to corporate responsibility helps to create long-term value for shareholders. Our comprehensive, third-party verified Corporate Responsibility Report details our corporate responsibility initiatives and impacts, helping our stakeholders better understand and evaluate the Company’s corporate responsibility performance.

Community Investment

Talisman believes in giving back to the community in the areas where we operate. In 2007, the Company invested more than $6.2 million worldwide to support health and welfare, the arts, education, the environment and community causes.

Recognizing the demand for future skilled labour in the oil and gas industry, we support a number of resource-based scholarships in Canada, the UK and Norway. In support of our relationships with the Aboriginal community, we funded over 100 programs throughout the year. Also, through Talisman’s “Investing in our Communities” program, employees received support for organizations where they volunteer.

In Canada, Talisman continues to support the Alberta Children’s Hospital, the Canadian Museum of Nature and the Shock Trauma Air Rescue Society (STARS). Internationally, we support the Malaysian Nature Society, a program to study wildlife in Malaysia; Yayasan Balita Sehat, a health and wellness clinic in Indonesia; and the la Lau Clinic in Vietnam. In Scotland, we support the Pitcaple Environment Project, which will provide employment and training opportunities for adults with special needs. In New York state, we contribute to Schuyler Head Start, which provides care to more than 100 economically disadvantaged pre-school children. These are but a few of the initiatives Talisman contributes to in our areas of operation.

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  North America

 Drilling in the Foothills

In North America, Talisman continues to focus on its gas strategy, which has proven successful in developing deep complex reservoirs in the Monkman area and the Alberta Foothills, as well as tighter gas opportunities. Talisman has built a substantial high working interest land position supported by Talisman-operated infrastructure. In addition, the Company is developing a multi-zone play in the Outer Foothills and progressing initiatives to evaluate its unconventional acreage.

2007 ANNUAL REPORT SUMMARY     11

2007 in Review

Talisman spent $1.8 billion during 2007 in North America, replacing 112% of natural gas production with proved reserves, before net acquisitions and dispositions.

Capital spending in North America was reduced in 2007, due to volatile natural gas prices, higher costs and the proposed change in royalty calculations in Alberta. The Company drilled 288 gross natural gas wells and 128 gross oil wells, adding 357 bcf of proved natural gas reserves. At year end, the Company had 2.7 tcf of proved natural gas reserves. Talisman added 75 mmboe of proved reserves (before net acquisitions and dispositions) and had 601 mmboe of proved reserves at year end.

Natural gas production averaged 876 mmcf/d, compared to 910 mmcf/d in 2006, with liquids production averaging 43,299 bbls/d, compared to 49,846 bbls/d (excluding synthetic) in 2006. Talisman disposed of a number of low working interest properties in 2007, which reduced production by 10,200 boe/d for the year (41 mmcf/d of gas and 3,400 bbls/d of liquids). The Company also sold its Syncrude interest at the beginning of 2007.

Unit operating costs averaged $7.79/boe, up from $6.95/boe in 2006, mainly due to increased processing, lease and road maintenance and chemical costs.

Talisman Midstream operations completed the Berland West Gas Plant, Palliser Interconnect and Deep Basin expansions and transported a record 650 mmcf/d in December.

In 2007, Talisman had continued success in the Alberta Foothills with its drilling program resulting in a new production record of 229 mmcf/d sales gas in December. Also in the Alberta Foothills, the Ram River facilities came on line in May, slightly ahead of schedule. Development success resulted in a new production record at Bigstone of 69 mmcf/d sales gas in December.

A new discovery in Northern BC Foothills was announced, which tested at restricted rates of 21-25 mmcf/d gross raw gas (Talisman 50%) and is expected to come on production in the second quarter of 2008.

In the multi-zone Outer Foothills play, Talisman had successful drilling results in the Hinton, Soloman and Ojay areas.

In January 2008, Talisman reached an agreement with RSX Energy Inc. (RSX) on the terms of a cash offer for all the outstanding shares of RSX. RSX’s principal natural gas assets are located in the Outer Foothills and Peace River Arch areas of Northern Alberta. Talisman subsequently acquired control of RSX on March 5, 2008.

Further... 2008

Exploration and development spending is expected to be $1.5 billion, with approximately 90% directed toward natural gas projects. Talisman plans to participate in 300 gross wells.

In 2008, Talisman will build on its success in the multi-zone Outer Foothills play in Alberta and BC. The Company also plans to drill two wells in the western US Foothills and further develop its unconventional gas resource plays.

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  North Sea

Claymore Platform

Talisman is the leading independent operator in both the UK and Norwegian sectors of the North Sea. In the UK in 2008, Talisman will focus on continuing exploitation of existing core areas. The Company recently completed appraisal of its Cayley discovery. In Norway, Talisman has built a well-balanced business and is now the third largest acreage holder in the Norwegian North Sea.

2007 ANNUAL REPORT SUMMARY     13

2007 in Review

During 2007, the Company spent $1.9 billion in the North Sea, completing the Tweedsmuir Phase 1, Enoch, Blane, Wood and Duart
Phase 1 developments.

The Company drilled 17 successful oil and gas development wells in the UK and seven successful oil and gas development wells in Scandinavia. Talisman also drilled four successful exploration wells in the UK and three in Scandinavia. The Company added 66 mmboe of proved reserves during the year (before net acquisitions and dispositions) and had 484 mmboe of proved reserves at year end (80% developed).

At the end of 2007, Talisman completed the sale of its non-core Brae assets. The Company also announced the sale of its Beatrice assets planned for 2008.

Liquids production averaged 132,595 bbls/d, down slightly from 135,216 bbls/d in 2006, due to UK asset sales and delays in development projects. Natural gas production averaged 102 mmcf/d, down from 140 mmcf/d in 2006, with the reduction due primarily to asset sales. Production in 2007 included 15,044 boe/d from the Brae assets.

In the UK, operating costs averaged $22.87/boe, up from $17.19/boe in 2006, due in part to higher operating costs at the recently acquired Fulmar and Auk fields, plus increased costs for fuel gas and facility maintenance. In Scandinavia, operating costs averaged $23.64/boe, up from $20.89/boe in 2006, partially due to increased well workover costs.

Development of the Tweedsmuir and Tweedsmuir South oilfields continued with Phase 1 onstream in May 2007. The Enoch, Blane, Duart and Wood subsea developments were also brought onstream in 2007, and subsea developments at Affleck, Burghley and Auk progressed during the year. In Scandinavia, development of the Rev gas field and redevelopment of the Yme oilfield were both progressed in 2007. Development of Rev East, discovered in 2006, has been included in the Rev development.

Successful infill drilling was carried out in the Arbroath, Arkwright, Tartan, Claymore, Chanter and Affleck areas in the UK. Talisman also drilled the successful Cayley exploration well over year end. In Scandinavia, a successful infill drilling program was also carried out in the Gyda, Brage and Veslefrikk areas, as well as the successful completion of the Rev development wells.

Further... 2008

Exploration and development spending is expected to remain relatively unchanged from 2007; however, as the focus shifts to the Scandinavian sector, capital expenditures in the UK will decrease. This reflects the increased focus on exploration drilling in Norway as well as continuing expenditures on the Rev and Yme development projects. Talisman plans to participate in 10 exploration and 35 development wells in the North Sea.

In the UK, the Tweedsmuir Phase 2 project is expected to be completed during 2008, as well as the Phase 3 water injection project. Development of the Affleck field is also expected to be completed. The Auk and Burghley developments will also progress in 2008.

In Norway, completion of the Rev development project is planned, while redevelopment of the Yme project will progress.

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  Southeast Asia

PM-3 CAA

Southeast Asia continues to be an area of opportunity and growth for Talisman. The Company plans to increase spending on project developments, as well as ongoing exploration and appraisal of its offshore acreage in Vietnam. The Northern Fields development in Malaysia/Vietnam is progressing with first gas anticipated in mid-2008 and first oil early in 2009. In Vietnam, Talisman’s second exploration well on Block 15-2/01, Hai Su Den, was successful and tested at a combined rate of over 21,000 boe/d. In Indonesia, the Suban 2 gas expansion project at Corridor was completed and gas sales to West Java began in October.

2007 ANNUAL REPORT SUMMARY     15

2007 in Review

In Southeast Asia, exploration and development spending totaled $512 million in 2007. The Company drilled 38 successful oil and gas wells, including two exploration wells.

Liquids production averaged 44,167 bbls/d, a decrease of 14% from 51,582 bbls/d in 2006, mainly attributable to natural declines and delayed commissioning of facilities in Malaysia/Vietnam and a riser failure in Australia. Natural gas production averaged 287 mmcf/d, down slightly from 292 mmcf/d in 2006.

The Company added 25 mmboe of proved reserves during the year (before net acquisitions and dispositions). At year end, Talisman had 484 mmboe of proved reserves in Southeast Asia.

Operating costs during the year averaged $4.96/boe, up from $4.47/boe, mainly due to increased fuel costs, an extended weather-related turnaround, marine costs and workovers.

In Malaysia/Vietnam, the gas export pipeline was commissioned to Cau Mau, Vietnam. In addition, facility work and upgrades were performed on the Bunga Raya-A platform. Final commissioning of the Bunga Raya-E gas processing platform was also completed.

Development of the Northern Fields in PM-3 CAA progressed. Development drilling commenced on schedule in late 2007 and a number of platforms and other major pieces of equipment were installed during the fourth quarter. In mid-2007, two gas wells in the Southern Fields also came onstream at a combined rate of 100 mmcf/d gross sales gas. Unitization of the Murai South Channel oil pool in PM-305 was also successful, giving Talisman a 9% share of production.

In Indonesia, the Suban 2 gas expansion project was completed. In addition, the Suban 10 and 11 wells combined produced a weekly record of 529 mmcf/d gross sales gas. Gas sales to West Java began in October at 50 mmcf/d gross sales gas. In Indonesia, natural gas production averaged a record 228 mmcf/d, up 11% over 2006.

In December 2007, Talisman acquired a 3.06% interest in the Tangguh LNG Project. The project, located in West Papua, Indonesia, consists of a number of offshore gas wells, production facilities, pipelines and LNG plant facilities with a nameplate capacity of 7.6 million tons per year. First LNG is expected in late 2008.

In Vietnam, Talisman completed a five-well development drilling program in the Song Doc field in Block 46/02, with first oil expected in the third quarter of 2008. In addition, the first exploration discovery well in Block 15-2/01, Hai Su Trang, tested at a combined rate of 14,683 bbls/d of oil. The second exploration well, Hai Su Den, was successful and tested at a combined rate of over 21,000 boe/d.

Further... 2008

Exploration and development spending in Southeast Asia is expected to be $748 million, with plans to participate in up to 23 exploration and 59 development wells.

In Malaysia/Vietnam, development of the Northern Fields will progress with first gas expected in mid-2008 and first oil expected in the first quarter of 2009.

In Vietnam, development of Song Doc will continue with first oil expected in the third quarter of 2008. In addition, up to four exploration wells are planned in Block 15-2/01, as well as sanctioning the Hai Su Trang development plan and ongoing appraisal of the Hai Su Den discovery.

In Indonesia, the Company will continue to progress development of its large gas reserves in the Corridor Block, with sales to West Java expected to increase throughout 2008. In addition, Talisman will acquire seismic in advance of deep water exploration drilling planned for late 2009.

16     2007 ANNUAL REPORT SUMMARY

  Other International Areas

Greater MLN Project – Algeria

North Africa

In Algeria, Talisman has a 35% non-operated interest in the Greater MLN project in Block 405a, located in eastern Algeria. The Company also has a 2% interest in the unitized Ourhoud field and a 9% interest in the EMK field, both in Algeria, and non-operated interests ranging from 5-10% in Tunisia. Liquids production in 2007 averaged 14,214 bbls/d, an increase of 8% over 2006.

The Greater MLN Phase 2 project was completed in 2007 with full field gas injection commissioning at the end of the year. The project will provide pressure maintenance to additional MLN reservoirs. The Company also signed a Memorandum of Understanding for the joint construction and operation of shared process facilities for the EMK field plus four other fields located in adjacent Blocks 208 and 212.

2007 ANNUAL REPORT SUMMARY     17

In North Africa, exploration and development spending in 2007 totaled $38 million. Talisman participated in drilling a total of seven development wells in Algeria and Tunisia and five exploration wells in Tunisia, four of which were successful. In 2008, spending is expected to be about $33 million, which includes drilling up to seven exploration wells, 12 development wells and engineering for the EMK project.

Trinidad and Tobago

Talisman has a 25% non-operated interest in the Greater Angostura project, an oil and gas development in Block 2(c) offshore Trinidad and Tobago. Development drilling continued in 2007 with three wells. Liquids production in 2007 averaged 6,439 bbls/d, compared to 8,366 bbls/d in 2006, due in part to equipment failure, which reduced throughput in early 2007.

Exploration and development spending in 2007 totaled $98 million primarily for development expenditures in Block 2(c) and exploration drilling in the onshore Eastern Block. In 2008, spending is expected to be $23 million, primarily for the commencement of the Phase 2 Angostura gas development project.

Colombia

Talisman has non-operated interests in a number of blocks in Colombia. In 2007, the Company received formal approval for interests in the El Porton, Los Ocarros and El Eden blocks in the Llanos Basin. Capital spending in 2008 is expected to be $46 million to acquire seismic and prepare for drilling later in the year.

Peru

In 2007, Talisman acquired operated interests in Blocks 64 and 103 in Peru and now holds 50% and 40% interests, respectively. The Company also holds a 70% operated interest in the adjacent Block 101, as well as a 55% operated interest in Block 134, which was awarded in the 2007 Peru Bid Round. Talisman expects that capital spending in 2008 will be approximately $15 million, primarily to acquire seismic and to commence drilling one exploration well.

Qatar

Talisman holds a 100% interest in Block 10 offshore Qatar. The Company expects that capital spending in 2008 will be approximately $19 million and has applied for a one year extension of the First Exploration Period. One exploration well will be drilled in 2008, fulfilling the final exploration well commitment in Block 10.

18     2007 ANNUAL REPORT SUMMARY

  Corporate Governance

Talisman’s commitment to corporate governance and corporate responsibility contributes to the creation of long-term value for our shareholders.

Responsibilities

Talisman’s Board of Directors sees its principal role as stewardship of the Company and its fundamental objective as the creation of shareholder value, including the protection and enhancement of the value of the Company’s assets. The Board oversees the conduct of the business and management, which, in turn, is responsible for developing long-term strategy and conducting the Company’s day-to-day business.

The Board ensures systems are in place to manage the risks and, through the Chief Executive Officer, sets the attitude and disposition of the Company toward environmental, health and safety policies, regulatory compliance and financial practices and reporting.

Independence

At December 31, 2007, Talisman had 10 directors. With the exception of the President and Chief Executive Officer, all directors are independent. Talisman has structures in place to ensure that the Board can function independently of management. All committees of Talisman’s Board are composed entirely of independent directors, with the exception of the Executive Committee, the majority of whose members are independent.

The roles of the Chairman of the Board and the Chief Executive Officer have been split since 1993 and the Chairman of the Board is an independent director. The terms of reference for the Board, each Board Committee, the Chief Executive Officer and the Chairman of the Board have been in place since 1995 and are regularly reviewed and updated to reflect new legislation, refinements in roles and responsibilities and best practices.

Effectiveness

The ability of any board of directors to carry out its mandate and statutory obligations is contingent on maintaining an effective board and on recruiting and retaining effective directors. To ensure continuing effectiveness, assessments of Talisman’s Board, its Committees and individual directors are conducted on an annual basis.

The Board’s ongoing succession and recruitment processes are also designed to ensure the continuing effectiveness of the Board and its Committees. To assist in the director selection process, the Governance and Nominating Committee has created a profile of ideal characteristics and qualifications of new nominees, which takes into account the Company’s governance framework and current Board composition. The Company maintains an evergreen list of potential Board members.

2007 ANNUAL REPORT SUMMARY     19

Stock Exchange and Regulatory Compliance

Talisman’s corporate governance practices satisfy all the existing guidelines for effective corporate governance established by National Instrument 58-101 and National Policy 58-201, all of the NYSE corporate governance listing standards applicable to non-US companies and substantially all of the NYSE corporate governance listing standards applicable to US companies.

A comprehensive report of Talisman’s governance practices, including differences between the TSX and NYSE requirements and the material ways in which the Company’s NYSE corporate governance practices differ from those applicable to US companies, is available in Talisman’s Management Proxy Circular, which can be obtained from the Company or viewed on the Company’s website at www.talisman-energy.com.

2007 Governance Achievements

During 2007, the major governance achievements of the Board included:

•   successful recruitment for President and Chief Executive Officer, resulting in the appointment of John A. Manzoni effective September 1, 2007;

•   approval of a majority voting policy for Directors in February 2007;

•   directors and executive officers met share ownership guidelines. Talisman’s Director share ownership guidelines are recognized as a best practice by the Canadian Coalition for Good Governance; and

•   completion of a detailed analysis of Board composition with a view to succession planning and effective decision-making, resulting in a new independent director being appointed to the Board.

Talisman’s Board of Directors

Front row (L-R): Stella M. Thompson, John A. Manzoni, Douglas D. Baldwin, Kevin S. Dunne.

Back row (L-R): Charles W. Wilson, Charles R. Williamson, John D. Watson, Lawrence G. Tapp, William R.P. Dalton, Robert G. Welty.

Appointment of John A. Manzoni as President and Chief Executive Officer

20     2007 ANNUAL REPORT SUMMARY

Going further – beyond regulatory compliance

  Corporate Responsibility –
 Beyond Regulatory Compliance

Talisman’s corporate governance structures allow the Company to move beyond traditional indicators of good governance into industry-leading practices in corporate responsibility.

Talisman’s corporate responsibility initiatives are integrated into its day-to-day operations and decision making processes. Talisman recognizes corporate responsibility as a tool to help the Company manage risks, including maintaining its social license to operate, its employee recruitment and retention efforts and the need for access to capital.

Governance of Talisman’s corporate responsibility issues is guided by the Company’s Policy on Business Conduct and Ethics (PBCE) and the Company’s commitment to a number of international standards, including the Universal Declaration of Human Rights and the Global Compact, and initiatives such as the Extractive Industries Transparency Initiative (EITI) and the Voluntary Principles on Security and Human Rights.

Responsibility for Talisman’s social, health, safety and environmental performance rests with the Board of Directors. Comprehensive corporate responsibility reviews and country-specific updates are provided to the Board annually. Health, safety and environmental and other reports are provided throughout the year as appropriate. Talisman’s approach and commitment to corporate responsibility and ethical business conduct is clearly stated in its PBCE.

Talisman’s Global Corporate Responsibility Framework

Talisman has maintained and updated its PBCE since becoming an independent company in 1992. The PBCE is a statement of principles to which Talisman is committed and is designed to direct all employees, officers and directors of the Company and its subsidiaries in determining ethical business conduct. All employees of Talisman worldwide, as well as its directors, are required to complete a certificate of compliance with the PBCE on an annual basis.

Talisman regularly solicits community, NGO and government feedback on potential risks associated with a project before entering into contractual arrangements or commencing operations.

Multi-departmental risk assessments, both technical and non-technical, are completed for new investments or new country entries.

The objective of Talisman’s Security Policy is to assist in creating a safe work environment for its employees and operations and to promote respect for human rights and advancing best practices with governments, joint venture participants and third parties. One of the most fundamental principles in the Security Policy obligates Talisman to conduct itself in accordance with the Voluntary Principles on Security and Human Rights. In accordance with the Company’s joint operating agreement (JOA) guidelines, Talisman endeavours to include its Environmental and Community Relations guidelines and a commitment to the Talisman Security Policy or the Voluntary Principles on Security and Human Rights in all new international JOAs.

2007 ANNUAL REPORT SUMMARY     21

Talisman also participates in global multi-stakeholder initiatives such as the Global Compact and the EITI to learn from and share information with a broad spectrum of stakeholders.

Third party verified reporting of corporate responsibility initiatives and impacts are undertaken annually.

2007 Impacts and Outcomes

Some of the impacts and outcomes discussed in Talisman’s Corporate Responsibility report, “Going Further”, are

•   the first Canadian company to join the Voluntary Principles for Security and Human Rights Plenary Group;

•   introduction of global environmental objectives as a first step in Talisman’s efforts to set and publicly report corporate performance targets;

•   recording one fatality and 18 high potential incidents;

•   initiation of a review process of safety management across its global operations;

•   introduction of a new company-wide incident alert system;

•   achieving full operations at the Beatrice Wind Farm Demonstrator Project;

•   investing approximately $6.2 million in education, health, safety and environment-related community initiatives worldwide; and

•   receiving all required community and regulatory approvals to conduct an exploration program in Peru.

“Going Further”

This year, rather than mail a separate Corporate Responsibility Summary to shareholders, Talisman has integrated its discussion on corporate governance and corporate responsibility into our Annual Report Summary.

Talisman also produces a full-length Corporate Responsibility Report, which is available online and in hard copy. Entitled “Going Further”, this comprehensive, third party verified report details the Company’s corporate responsibility initiatives and impacts to assist stakeholders to better understand and evaluate the Company’s corporate responsibility performance.

“Going Further” is about building on Talisman’s foundation and further integrating corporate responsibility commitments into the Company’s decision-making and day-to-day activities, ultimately resulting in more profitable and sustainable operations around the world.

For more information on Talisman’s corporate governance and corporate responsibility initiatives, see: Talisman’s corporate governance statement in Schedule A to the Company’s Management Proxy Circular dated March 7, 2008; terms of reference of the Board and each of its committees; and, Talisman’s 2007 Corporate Responsibility Report, “Going Further”. All of these documents are available in electronic format on the Company’s website at www.talisman-energy.com. They are also available in print to any shareholder upon request.

22     2007 ANNUAL REPORT SUMMARY

  Financial Statements

Talisman’s 2007 Annual Financial Report contains the detailed Management’s Discussion and Analysis, Audited Consolidated Financial Statements and Notes and Supplementary Information and can be obtained from the Company or viewed online at www.talisman-energy.com.

Consolidated Balance Sheets (unaudited)

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2007 Annual Financial Report.

December 31 (millions of C$)	2007	2006
		(restated	)
Assets
Current
Cash and cash equivalents	536	103
Accounts receivable	1,159	1,068
Inventories	109	186
Prepaid expenses	12	25
Assets of discontinued operations	59	918
	1,875	2,300
Other assets	387	354
Goodwill	1,418	1,522
Property, plant and equipment	17,763	17,278
Assets of discontinued operations	–	27
	19,568	19,181
Total assets	21,443	21,481
Liabilities
Current
Bank indebtedness	15	39
Accounts payable and accrued liabilities	1,907	2,449
Income and other taxes payable	388	412
Liabilities of discontinued operations	19	282
	2,329	3,182
Deferred credits	21	59
Asset retirement obligations	1,981	1,848
Other long-term obligations	140	155
Long-term debt	4,862	4,560
Future income taxes	4,147	4,361
Liabilities of discontinued operations	–	9
	11,151	10,992
Shareholders’ equity
Common shares	2,437	2,533
Contributed surplus	64	67
Retained earnings	5,651	4,585
Accumulated other comprehensive income (loss)	(189)	122
	7,963	7,307
Total liabilities and shareholders’ equity	21,443	21,481

Prior year numbers have been restated to reflect the financial position of discontinued operations, the adoption of new accounting standards and the reclassification of certain amounts to conform to current year presentation.

2007 ANNUAL REPORT SUMMARY     23

Consolidated Statements of Income (unaudited)

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2007 Annual Financial Report.

Years ended December 31 (millions of C$ except per share amounts)	2007	2006	2005
		(restated)	(restated)
Revenue
Gross sales	9,265	8,991	8,418
Hedging gain (loss)	104	66	(77)
Gross sales, net of hedging	9,369	9,057	8,341
Less royalties	1,598	1,522	1,423
Net sales	7,771	7,535	6,918
Other	148	111	110
Total revenue	7,919	7,646	7,028
Expenses
Operating	1,895	1,550	1,261
Transportation	210	207	185
General and administrative	223	233	201
Depreciation, depletion and amortization	2,316	1,926	1,595
Dry hole	684	296	241
Exploration	318	318	275
Interest on long-term debt	205	166	163
Stock-based compensation	(15)	51	633
Loss on held-for-trading financial instruments	25	–	–
Other, net	41	(29)	39
Total expenses	5,902	4,718	4,593
Income from continuing operations before taxes	2,017	2,928	2,435
Taxes
Current income tax	782	770	960
Future income tax (recovery)	(67)	498	71
Petroleum revenue tax	256	290	184
	971	1,558	1,215
Net income from continuing operations	1,046	1,370	1,220
Net income from discontinued operations	1,032	635	341
Net income	2,078	2,005	1,561
Per common share (C$)
Net income from continuing operations	1.01	1.25	1.11
Diluted net income from continuing operations	0.99	1.22	1.08
Net income from discontinued operations	1.00	0.59	0.30
Diluted net income from discontinued operations	0.98	0.57	0.30
Net income	2.01	1.84	1.41
Diluted net income	1.97	1.79	1.38
Average number of common shares outstanding – basic (millions)	1,032	1,092	1,104
Average number of common shares outstanding – diluted (millions)	1,056	1,122	1,131

Prior years balances have been restated to reflect the results of discontinued operations.

24     2007 ANNUAL REPORT SUMMARY

Consolidated Statements of Cash Flows (unaudited)

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2007 Annual Financial Report.

Years ended December 31 (millions of C$)	2007	2006	2005
		(restated )	(restated )
Operating
Net income from continuing operations	1,046	1,370	1,220
Items not involving cash	2,861	2,557	2,481
Exploration	318	318	275
	4,225	4,245	3,976
Changes in non-cash working capital	(257)	(374)	199
Cash provided by continuing operations	3,968	3,871	4,175
Cash provided by discontinued operations	102	503	696
Cash provided by operating activities	4,070	4,374	4,871
Investing
Corporate acquisitions, net of cash acquired	(209)	(66)	(2,549)
Capital expenditures
Exploration, development and other	(4,430)	(4,482)	(3,068)
Property acquisitions	(54)	(201)	(260)
Proceeds of resource property dispositions	41	112	17
Proceeds from investment disposition	243	–	–
Changes in non-cash working capital	(206)	246	139
Discontinued operations, net of capital expenditures	1,376	621	(423)
Cash used in investing activities	(3,239)	(3,770)	(6,144)
Financing
Long-term debt repaid	(2,051)	(4,570)	(1,294)
Long-term debt issued	2,837	4,786	3,129
Common shares purchased, net	(946)	(656)	(352)
Common share dividends	(180)	(163)	(125)
Deferred credits and other	(42)	(77)	(9)
Changes in non-cash working capital	13	–	(3)
Cash used in financing activities	(369)	(680)	1,346
Effect of translation on foreign currency cash and cash equivalents	(5)	10	19
Net increase in cash and cash equivalents	457	(66)	92
Cash and cash equivalents, net of bank indebtedness, beginning of year	64	130	38
Cash and cash equivalents, net of bank indebtedness, end of year	521	64	130
Cash and cash equivalents	536	103	145
Bank indebtedness	15	39	15
	521	64	130

Prior years have been restated to reflect the results of discontinued operations.

2007 ANNUAL REPORT SUMMARY     25

Additional Information

Reconciliation of Accounting Principles

Talisman’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which, in most respects, conform to accounting principles generally accepted in the United States (US GAAP). A summary of the significant differences between Canadian and US GAAP follows. Additional information regarding US GAAP differences is contained in note 21 to the Company’s audited Consolidated Financial Statements contained in the 2007 Annual Financial Report.

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2007 Annual Financial Report.

Net Income in Accordance with US GAAP

Years ended December 31 (millions of C$ unless otherwise stated)	2007	2006	2005
		(restated )	(restated	)

Net income from continuing operations – Canadian GAAP	1,046	1,370	1,220
Reconciling items between Canadian GAAP and US GAAP	(110)	(76)	(65)
Net income from continuing operations	936	1,294	1,155
Net income from discontinued operations	1,032	635	341
Income before cumulative effect of changes in accounting principles	1,968	1,929	1,496
Cumulative effect of changes in accounting principles, net of tax	–	(9)	–
Net income – US GAAP	1,968	1,920	1,496
Net income per common share (C$)
Basic	1.91	1.76	1.36
Diluted	1.87	1.71	1.32

Comprehensive Income in Accordance with US GAAP

Years ended December 31 (millions of C$)	2007	2006		2005
		(restated	)	(restated )

Net income – US GAAP	1,968	1,920		1,496
Foreign currency – translation of self-sustaining operations	947	179		40
Foreign currency – translation into reporting currency	(1,242)	208		(229)
Employee benefits, net of tax	(13)	–		(8)
Change in fair value of cash flow hedges, net of tax	(98)	92		(20)
Other comprehensive income (loss) – US GAAP	(406)	479		(217)
Comprehensive income – US GAAP	1,562	2,399		1,279

26     2007 ANNUAL REPORT SUMMARY

Balance Sheet Items in Accordance with US GAAP Follows:

	2007		2006
December 31 (millions of C$)	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
			(restated)	(restated)

Total liabilities and shareholders’ equity	21,443	21,579	21,481	21,765

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2007 Annual Financial Report.

Net Production (After Royalties) 1

	2007	2006	2005	2004	2003

Oil and liquids (bbls/d)
North America	34,298	39,382	42,613	43,303	45,035
UK [2]	100,964	101,682	105,582	114,906	110,580
Scandinavia [3]	30,474	32,327	25,676	5,862	2,711
Southeast Asia [4]	23,774	29,211	21,406	20,884	14,853
Other [5]	13,832	14,816	17,994	8,338	10,348
Total oil and liquids	203,342	217,418	213,271	193,293	183,527
Natural gas (mmcf/d)
North America	721	744	733	715	678
UK [2]	83	119	103	102	102
Scandinavia [3]	14	14	9	3	1
Southeast Asia [4]	199	214	198	194	110
Total natural gas	1,017	1,091	1,043	1,014	891
Total conventional (mboe/d)	373	399	387	362	332
Synthetic oil (Canada) (mbbls/d) [6]	–	3.0	2.6	2.9	2.5
Total (mboe/d)	373	402	390	365	335

1     Production includes both production from sales completed in the year, until the date of closing, and production from asset sales expected to close subsequent to 2007.

2     UK includes the UK and the Netherlands.

3     Scandinavia includes Denmark from 2005.

4     Southeast Asia includes Indonesia, Malaysia/Vietnam and, from 2005, Australia.

5     Other includes North Africa, including production from: Algeria, Tunisia from 2005, Sudan in 2003 and Trinidad and Tobago from 2005.

6     Talisman sold its indirect interest in Syncrude on January 2, 2007.

2007 ANNUAL REPORT SUMMARY     27

Reserves

Proved Reserves

	Oil & Liquids (mmbbls )	Natural Gas (bcf	)	Total (mmboe )

December 31, 2006	766.5	5,402.9		1,667.0
Discoveries, extensions and additions	29.3	475.7		108.5
Net acquisitions	(16.9)	40.5		(10.1)
Revisions	58.2	0.2		58.1
Production	(87.8)	(455.1)		(163.7)
Total proved, December 31, 2007	749.3	5,464.2		1,659.8
Total probable, December 31, 2007	513.0	2,751.5		971.8

Historical Financial Summary

All financial data should be read in conjunction with the audited Consolidated Financial Statements of the Company contained in the 2007 Annual Financial Report.

Years ended December 31 (millions of C$)	2007	[1]	2006	[1]	2005	[1]	2004	2003

Balance sheets
Total assets	21,443		21,481		18,354		12,408	11,780
Income statements
Total revenue	7,919		7,646		7,028		4,840	4,598
Total expenses	5,902		4,718		4,593		3,909	3,650
Gain on sale of Sudan operations	–		–		–		–	296
Income from continuing operations before taxes	2,017		2,928		2,435		931	1,244
Taxes
Current income tax	782		770		960		427	229
Future income tax (recovery)	(67)		498		71		(143)	(53)
Petroleum revenue tax	256		290		184		128	92
Net income from continuing operations	1,046		1,370		1,220		519	976
Net income from discontinued operations	1,032		635		341		135	–
Net Income	2,078		2,005		1,561		654	976

1     Adjusted for discontinued operations.

28     2007 ANNUAL REPORT SUMMARY

Historical Operations Summary

Years ended December 31	2007	2006	2005	2004	2003

Daily average production [1]
Total oil and liquids (bbls/d)	240,714	261,635	249,984	228,434	216,716
Total natural gas (mmcf/d)	1,265	1,342	1,319	1,259	1,090
Total (mboe/d)	452	485	470	438	398
Production (boe/share)	0.16	0.162	0.155	0.139	0.125
Proved reserves (boe/share)	1.61	1.57	1.49	1.32	1.18

1  Production includes production for continuing and discontinued operations.

Historical Share Price Growth

(percentage change from January 1, 1992)

2007 ANNUAL REPORT SUMMARY     29

Ratios and Key Indicators

Years ended December 31 (millions of C$ except where indicated)	2007	2006	2005	2004	2003

Net income	2,078	2,005	1,561	654	976
Cash flow [1]	4,327	4,748	4,672	2,916	2,691
Exploration and development spending	4,445	4,578	3,179	2,538	2,180
Acquisitions	317	204	3,170	330	768
Dispositions	1,473	872	22	88	1,112
Debt/debt+equity (%)	38	38	43	34	36
Debt/cash flow (times)	1.1	1.0	0.9	0.8	1.0
Per common share (dollars)
Net income	2.01	1.84	1.41	0.57	0.84
Cash flow [1]	4.19	4.35	4.23	2.54	2.32
Average royalty rate (%)	17	17	17	16	16
Unit operating costs ($/boe)	12.14	9.98	8.41	7.26	6.98
Unit DD&A ($/boe)	14.90	12.09	10.88	10.29	9.87

All data includes continuing and discontinued operations.

1   Non-GAAP measure. See advisories on page 33.

Netbacks

Detailed information on the Company’s netbacks can be found in Talisman’s 2007 Annual Financial Report.

($/boe)	2007	2006	2005	2004	2003

Sales price	59.57	57.45	56.67	42.75	38.51
Hedging gain (loss)	0.63	0.37	(0.46)	(3.02)	(1.34)
Royalty	10.19	9.58	9.41	7.04	6.18
Transportation	1.37	1.28	1.21	1.20	1.26
Operating expenses	12.14	9.98	8.41	7.26	6.75
Netback	36.50	36.98	37.18	24.23	22.99

Excludes synthetic oil.

30     2007 ANNUAL REPORT SUMMARY

Market Information

		2007		2006		2005
Common Shares		TSX (C$)	NYSE (US$)	TSX (C$)	NYSE (US$)	TSX (C$)	NYSE (US$)

Share price ($)	High	22.67	22.08	24.84	21.62	20.83	18.08
	Low	16.90	15.04	16.12	14.21	10.50	8.36
	Close	18.39	18.52	19.80	16.99	20.53	17.63
Shares traded (millions)	First quarter	348.6	217.8	304.9	247.4	298.2	107.7
	Second quarter	260.9	168.0	291.4	211.9	270.6	118.2
	Third quarter	273.0	204.3	300.7	146.9	278.1	125.7
	Fourth quarter	194.5	181.7	290.6	174.1	300.3	153.6
	Year	1,077.0	771.8	1,187.6	780.3	1,147.2	505.2
Year-end shares outstanding (millions)		1,019		1,064		1,099
Weighted average shares outstanding (millions)		1,032		1,092		1,104
Year-end stock options outstanding (millions)		63.6		63.9		64.5

2007 ANNUAL REPORT SUMMARY     31

Investor Information

Common Shares

Transfer Agent

Computershare Investor Services Inc.

Calgary, Toronto, Montreal, Vancouver

US Co-Transfer Agent

Computershare Trust Company N.A.

Authorized

Unlimited number of common shares

Issued

1,018,590,255 common shares at December 31, 2007

Stock Exchange Listings

Common shares

Symbol: TLM

Canada: Toronto Stock Exchange

United States: New York Stock Exchange

Ratings

Talisman is currently rated as

DBRS – BBB (high) (Stable)

Moody’s – Baa2 (Stable)

S&P – BBB+ (negative outlook)

Dividends

In 2007, the Company paid dividends on Talisman’s common shares totaling $0.175 per share. The dividends were paid on June 29 and December 31, 2007. Talisman’s dividend policy is subject to review semi-annually by the Board of Directors.

Over the last three-year period, Talisman paid semi-annual dividends on its common shares, totaling $0.114/share in 2005, $0.15/share in 2006 and $0.175/share in 2007.

32     2007 ANNUAL REPORT SUMMARY

Corporate Information

Board of Directors

Douglas D. Baldwin 2,3,4,6

Chairman, Talisman Energy Inc.

Alberta, Canada

William R. P. Dalton 1,5

Arizona, United States

Kevin S. Dunne 3,5,6

British Virgin Islands

John A. Manzoni 2

Alberta, Canada

Lawrence G. Tapp 4

British Columbia, Canada

Stella M. Thompson 2,4,5

Alberta, Canada

John D. Watson 1,5

Alberta, Canada

Robert G. Welty 1,3

Alberta, Canada

Charles R. Williamson 3,4

California, United States

Charles W. Wilson 1,2,6

Colorado, United States

1  Member of Audit Committee

2  Member of Executive Committee

3  Member of Governance and Nominating Committee

4  Member of Management Succession and Compensation Committee

5  Member of Pension Funds Committee

6  Member of Reserves Committee

Executives

John A. Manzoni President and Chief Executive Officer

A. Paul Blakeley Executive Vice-President, International Operations (East)

Philip D. Dolan Vice-President, Finance and Chief Financial Officer

Ronald J. Eckhardt Executive Vice-President, North American Operations

T. Nigel D. Hares Executive Vice-President, International Operations (West)

Robert M. Redgate Executive Vice-President, Corporate Services

M. Jacqueline Sheppard Executive Vice-President, Corporate and Legal, and Corporate Secretary

John ‘t Hart Executive Vice-President, Exploration

Executive Office

Talisman Energy Inc. 3400, 888 - 3rd Street SW

Calgary, Alberta, Canada T2P 5C5

Telephone: (403) 237-1234 Facsimile: (403) 237-1902

Website: www.talisman-energy.com

E-mail: tlm@talisman-energy.com

Investor Relations Contacts

M. Jacqueline Sheppard Executive Vice-President,

Corporate and Legal, and Corporate Secretary (403) 237-1183

David W. Mann Senior Manager, Corporate and Investor

Communications (403) 237-1196

Christopher LeGallais Senior Manager,

Investor Relations (403) 237-1957

Annual and Special Meeting

The annual and special meeting of shareholders of Talisman Energy Inc. will be held at 10:30 am on Wednesday, April 30, 2008 in the Exhibition Hall, North Building of the Telus Convention Centre, 136 - 8th Avenue SE, Calgary, Alberta. Shareholders are encouraged to attend the meeting, but those who are unable to do so are requested to participate by voting, using one of the three available methods: (i) by telephone, (ii) by the Internet, or (iii) by signing and returning the Form of Proxy or Voting Instruction Form mailed with the Management Proxy Circular.

2007 ANNUAL REPORT SUMMARY     33

Advisories

Forward-looking Information

This Annual Report Summary contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. Forward-looking information is included throughout this Annual Report Summary, including among other places, under the headings “President’s Message”, “Our Performance in 2007”, “Three Core Areas”, “Further...2008” in each of “North America”, “North Sea” and “Southeast Asia”, and “Other International Areas”. This forward-looking information includes, among others, statements regarding:

•	estimates of future sales, production, production growth, and operations or financial performance;

•	business plans for drilling, exploration, development, redvelopment and estimated timing;

•	planned acquisitions and dispositions and their timing;

•	expected impact of proposed royalty changes;

•	anticipated safety and environmental reporting systems and ethics training;

•	estimated timing and results of new projects, including the timing of production and LNG;

•	business strategy, business strategy review and plans;

•	estimated amounts and timing of capital expenditures; and

•	other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking information uses words or phrases such as: “expects”, “does not expect” or “is expected”, “anticipates” or “does not anticipate”, “plans” or “planned”, “estimates” or “estimated”, “projects” or “projected”, “forecasts” or “forecasted”, “believes”, “intends”, “likely”, “possible”, “probable”, “scheduled”, “positioned”, “goal”, “objective” or states that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this Annual Report Summary. Information regarding oil and gas reserves, business plans for drilling, exploration, development, and appraisal assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this Annual Report Summary. The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

•	risks and uncertainties involving geology of oil and gas deposits;

•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

•	the uncertainty of estimates and projections relating to production, costs and expenses;

•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•	the risk that adequate pipeline capacity to transport gas to market may not be available;

•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•	the outcome and effects of any future acquisitions and dispositions;

•	the ability of the Company to integrate any assets it may acquire or the performance of those assets;

•	health, safety and environmental risks;

•	uncertainties as to the availability and cost of financing and changes in capital markets;

•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•	competitive actions of other companies, including increased competition from other oil and gas companies;

•	changes in general economic and business conditions;

•	the effect of acts of, or actions against, international terrorism;

•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

•	results of the Company’s risk mitigation strategies, including insurance and any hedging activities; and

•	the Company’s ability to implement its business strategy.

34     2007 ANNUAL REPORT SUMMARY

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company’s operations or financial results are included: (1) under the heading “Risk Factors” in the Company’s Annual Information Form; and (2) under the headings “Risk Factors” and “Sensitivities” in the Company’s Management Discussion & Analysis and elsewhere in the Company’s 2007 Annual Financial Report. In addition, information is available in the Company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).

Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Reserves Data and other Oil and Gas Information

Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman’s proved reserves have been calculated using the standards contained in Regulation S-X of the SEC. US practice is to disclose net proved reserves after deduction of estimated royalty burdens, including net profits interests. Talisman makes additional voluntary disclosure of gross proved reserves. Probable reserves, which Talisman also discloses voluntarily, have been calculated using the definition of probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress (‘SPE/WPC’). Talisman’s estimates of proved reserves and probable reserves are based on the same price assumptions. Further information on the differences between the US requirements and the NI 51-101 requirements is set forth under the heading ‘Note Regarding Reserves Data and other Oil and Gas Information’ in Talisman’s Annual Information Form.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data in this Annual Report Summary reflects Talisman’s estimates of its reserves. While Talisman annually obtains an independent audit of a portion of its reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this Annual Report Summary.

Throughout this Annual Report Summary, the calculation of barrels of oil equivalent (boe) is at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Talisman makes reference to production volumes throughout this Annual Report Summary. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

The reserves replacement ratios (before net acquisitions and dispositions) were calculated by dividing the sum of changes (revisions of estimates and discoveries) to estimated proved oil and gas reserves during 2007 by the Company’s 2007 conventional production.

The Company’s management uses reserve replacement ratios, as described above, as an indicator of the Company’s ability to replenish annual production volumes and grow its reserves. It should be noted that a reserve replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not include the cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

2007 ANNUAL REPORT SUMMARY     35

The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Any probable reserves and the calculations with respect thereto included in this Annual Report Summary do not meet the SEC’s standards for inclusion in documents filed with the SEC.

Non-GAAP Financial Measures

Included in this Annual Report Summary are references to financial measures commonly used in the oil and gas industry, such as cash flow, cash flow per share and earnings from continuing operations. These terms are not defined by GAAP in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Talisman’s reported results of cash flow, cash flow per share and earnings from continuing operations may not be comparable to similarly titled measures by other companies.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the Company to assess operating results between years and between peer companies that use different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity. A reconciliation of cash provided by operating activities to cash flow follows.

Years ended December 31
($ millions except per share amounts)	2007	2006	2005
Cash provided by operating activities	4,070	4,374	4,871
Changes in non-cash working capital	(257)	(374)	199
Cash flow [3]	4,327	4,748	4,672
Per share [3]	4.19	4.35	4.23

Earnings from continuing operations is calculated by adjusting the Company’s net income per the financial statements, for certain items of a non-operational nature, on an after-tax basis. The Company uses this information to evaluate performance of core operational activities on a comparable basis between periods. A reconciliation of net income to earnings from operations follows.

Years ended December 31
($ millions, except per share amounts)	2007	2006	2005

Net income	2,078	2,005	1,561
Operating income from discontinued operations	148	279	341
Gain on disposition of discontinued operations	884	356	–
Net income from discontinued operations	1,032	635	341
Net income from continuing operations	1,046	1,370	1,220
Unrealized loss on held-for-trading instruments	49	–	–
Realized gain on Canadian Oil Sands Trust units	(19)	–	–
Stock-based compensation (tax adjusted) [1,2]	(10)	32	447
Future tax (charge) recovery of unrealized foreign exchange gains/(losses) on foreign denominated debt [2]	100	(27)	50
Future tax rate reductions and other [2]	(188)	126	2
Earnings from continuing operations [3]	978	1,501	1,719
Per share [3]	0.95	1.37	1.56

Prior years have been restated to reflect the results of discontinued operations.

1   Stock-based compensation expense relates to the closing value of the Company’s share price and the relationship to its outstanding stock options and cash units as at December 31, 2007. The Company’s stock-based compensation expense or recovery is based on the difference between the Company’s share price and the exercise price of its stock options and cash units.

2   Tax adjustments include the impact of Canadian corporate tax rate reductions and a 10% supplemental tax increase in the UK in 2006, as well as future taxes relating in part to unrealized foreign exchange gains associated with the impact of a stronger Canadian dollar on foreign denominated debt and insurance expenses.

3   This is a non-GAAP measure.

36     2007 ANNUAL REPORT SUMMARY

Abbreviations and Definitions

bbl	barrel
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$	Canadian dollar
DBRS	Dominion Bond Rating Service
LNG	Liquefied Natural Gas
mbbls/d	thousand barrels per day
mboe/d	thousand barrels oil equivalent per day
mcf	thousand cubic feet
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
Moody’s	Moody’s Investors Service
NGL	Natural Gas Liquids
NGO	Non-government organization
NYMEX	New York Mercantile Exchange
NYSE	New York Stock Exchange
S&P	Standard & Poor’s Corp.
SEC	Securities and Exchange Commission
tcf	trillion cubic feet
TSX	Toronto Stock Exchange
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$	United States dollar
WTI	West Texas Intermediate

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman’s interest in production volumes (through working interests, royalty interests and net profit interests) before the deduction of royalties. Net production means Talisman’s interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

Conversion and equivalency factors

Imperial		Metric
1 ton	=	0.907 tonnes
1 acre	=	0.40 hectares
1 barrel	=	0.159 cubic metres
1 cubic foot	=	0.0282 cubic metres

Talisman has produced a separate Annual Financial
Report and Corporate Responsibility Report. These
reports are available by contacting the Company and
can also be viewed on its website.

Talisman Energy
3400, 888 - 3rd Street SW
Calgary, Alberta, Canada T2P 5C5
Telephone: (403) 237-1234
Facsimile: (403) 237-1902
E-mail: tlm@talisman-energy.com
Website: www.talisman-energy.com